SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 1, 2017.

By letter dated November 1, 2017, the company reported the summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ meeting held on October 31, 2017.

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES
The meeting approved by majority of votes that the representatives of shareholders The Bank of New York Mellon (BONY), ANSES FGS Law 26,425 (ANSES), and Saul Zang approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN PARAGRAPH 1, SECTION 234, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes all the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2017.

ITEM THREE: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2017 FOR $1,796,340,361. CREATION OF STATUTORY RESERVE FOR $30,177,781. PAYMENT OF CASH DIVIDEND FOR UP TO $395,000,000.
The meeting approved by majority of votes:
(I) To allocate the sum of $30,177,781 to set up the statutory reserve in order to reach 20% of the stock capital, and the capital adjustment account, as set forth in Section 70, Law 19,550, and Section 5, Chapter III, Title IV, of the Rules of the Argentine Securities Commission.
(ii) To allocate the sum of $395,000,000 to pay cash dividends to the shareholders ratably according to their shareholding interests.
(iii) To delegate to the Board of Directors the power to implement the payment to the shareholders within the statutory terms set forth in the applicable laws, and to apply for and implement the payment of such dividend to the ADR holders. As concerns local shareholders who are holders of common shares, it is proposed that they be given the option to collect their dividend share in U.S. dollars instead of doing so in Argentine Pesos, to which end they shall give notice of their option to Caja de Valores S.A. until November 10, 2017, provided that in the case of payment of such dividend in U.S. dollars, the conversion value to U.S. Dollars will be set considering the Peso/U.S. Dollar seller exchange rate for wire transfers quoted by Banco de la Nación Argentina at the close of business of the trading day immediately preceding the date such dividends are made available in Argentine Pesos in Argentina.
(iv) To allocate the balance of $1,371,162,580 to set up a special reserve that may be used for future dividends or future projects to be developed by the Company in the next fiscal years, provided that a prudent and reasonable management policy is applied.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during the fiscal year under review, and that the applicable legal abstentions be considered.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes the Supervisory Committee’s performance during the fiscal year under review.

ITEM SIX: CONSIDERATION OF COMPENSATION FOR $59,981,163 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes (I) the compensation payable to the Board of Directors for the sum of $59,981,163 as total compensation, which amount includes the sum of $44,908,509 as management fees payable to Consultores Assets Management S.A., all for the fiscal year ended June 30, 2017. Such amount is within the limit imposed under Section 261 of the General Companies Law, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered; (II) that the Board of Directors be empowered to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION FOR $600,000 PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting resolved by majority of votes to pay $600,000 to the Supervisory Committee as fees for the tasks discharged during the fiscal year under review, i.e., as of June 30, 2017, and to delegate to the Supervisory Committee the power to allocate such amount among its individual members.

ITEM EIGHT: APPOINTMENT OF REGULAR AND ALTERNATE DIRECTORS DUE TO EXPIRATION OF TERM.
The meeting approved by majority of votes that Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Casaretto, who qualify as non-independent regular directors, and that Mr. Daniel Elías Mellicovsky, who qualifies as independent regular director, be renewed in their positions for a term of three fiscal years, and to appoint Mr. Gastón Armando Lernoud as non-independent alternate director, all pursuant to the provisions of Section 11, Article III, Chapter III, Title II, of the Rules of the Argentine Securities Commission (2013 revision).

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR
The meeting resolved by majority of votes to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel MURMIS, Gastón Gabriel LIZITZA and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors for a term of one fiscal year, noting that all the nominees qualify as independent in compliance with Section 79 of Law 26,831 and the provisions contained in Section 12, Article III, Chapter III, Title II of the Rules of the Argentine Securities Commission.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint the firm PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers as certifying accountant for the 2017/2018 fiscal year, with Mariano Carlos Tomatis acting as Regular Independent Auditor, and Walter Rafael Zablocky as Alternate Independent Auditor.

ITEM ELEVEN: APPROVAL OF COMPENSATION FOR $4,983,578 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2017
The meeting approved by majority of votes that the sum of $4,983,578 paid in the fiscal ended June 30, 2017, be added to the amount approved at the previous shareholders’ meeting, i.e., the sum of $3,961,586, as a result of additional tasks developed by the Certifying Accountant. Therefore, the total amount of fees paid to the Certifying Accountant is $8,945,164.

ITEM TWELVE: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSET TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the exemption obtained by the Company, in its capacity as substitute obligor in connection with personal asset tax for the period beginning on January 1, 2016 and ending on December 31, 2018 (both dates inclusive), which exemption is applicable to the shareholders.

ITEM THIRTEEN: CONSIDERATION OF (I) APPROVAL OF EXTENSION OF GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR UNSECURED OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 300,000,000 (THREE HUNDRED MILLION U.S. DOLLARS) OR ITS EQUIVALENT IN OTHER CURRENCIES, AS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2012 (THE “PROGRAM”) FOR A TERM OF FIVE YEARS OR SUCH LONGER TERM AS PERMITTED BY THE APPLICABLE LAWS; AND (II) RATIFICATION OF APPROVAL OF INCREASE IN THE PROGRAM’S MAXIMUM AMOUNT BY AN ADDITIONAL AMOUNT OF US$ 200,000,000, AS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 30, 2015.
The meeting resolved by majority of votes (i) to approve the extension of the Global Note Program for the issuance of simple, non-convertible notes, secured or unsecured or guaranteed by third parties, for a maximum outstanding amount of up to US$ 300,000,000 (three hundred million US dollars) or its equivalent in other currencies, for an additional five-year term, commencing upon the expiration of theoriginal term, or otherwise for such longer term as permitted by the CNV Rules, to be counted as from the authorization granted by such entity; and (ii) to ratify the approval of an increase in the amount of the Global Program for the issuance of the Company’s simple Notes - currently, US$ 300,000,000 (three hundred million US dollars) - by an additional amount of up to US$ 200,000,000 (two hundred million US dollars), as approved by the shareholders’ meeting dated October 30, 2015.

ITEM FOURTEEN: CONSIDERATION OF (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE EXTENSION OF THE PROGRAM; (II) RENEWAL OF THE DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE INCREASE AND/OR REDUCTION OF THE PROGRAM AMOUNT AND TO DETERMINE ALL THE PROGRAM’S TERMS AND CONDITIONS NOT EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE EXTENSION OF THE PROGRAM AND/OR THE IMPLEMENTATION OF THE INCREASE OF ITS AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE EXTENSION OF THE PROGRAM AND/OR THE INCREASE OF ITS AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS
The meeting approved by majority of votes:
(I) to approve the delegation to the Board of Directors of the broadest powers to apply for and implement the extension of the Program;
(II) to approve the renovation of the delegation to the Board of Directors, as resolved by the shareholders’ meeting dated October 31, 2016, of the broadest powers to implement the increase and/or reduction of the Program’s amount;
(III) to renovate the delegation to the Board, as resolved by the shareholders’ meetings dated October 31, 2012, November 14, 2014, and October 31, 2016, of the broadest powers to: (a) establish the terms and conditions of the Program, pursuant to the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented, including the power to determine its amount within the maximum amounts approved by the Shareholders’ Meeting; (b) approve and execute all the agreements and documents related to the Program and the issuance of each series and/or tranche of notes thereunder; and (c) determine the time and currency of issue, term, price, form and conditions of payment, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program;
(IV) to authorize the Board of Directors (a) to approve, execute, deliver and/or grant any agreement, contract, document, instrument and/or security related to the application for and/or the implementation of the extension of the Program and/or the increase and/or reduction of the Program’s amount and/or the issuance of the various series and/or tranches of notes thereunder, as deemed necessary by the Board of Directors or as required by the Argentine Securities Commission, the securities exchanges of Argentina and/or abroad, Caja de Valores S.A. and/or other comparable agencies; (b) to apply for and secure before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, to apply for and secure before any competent agency or authorized securities market in Argentina and/or abroad, the authorization for listing and trading such notes; and (d) to take any action, carry out any proceedings, make any filings and/or applications related to the Program and/or the extension and/or the increase in the Program’s amount and/or the issuance of the various series and/or tranches of notes under the Program; and
(V) to authorize the Board of Directors to sub-delegate the powers and authorizations referred to in items (I), (II), (III) and (IV) to one or more of its members, Company managers or individuals as determined by it in accordance with the applicable laws.

ITEM FIFTEEN. AUTHORIZATIONS FOR CARRYING OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE ARGENTINE SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by unanimous vote to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Pablo Larrañaga, Paula Pereyra Iraola, Carolina Testa, Sofía Castillo and Ms. Andrea Muñoz and/or their appointees so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 1, 2017